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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33814

TREMISIS ENERGY ACQUISITION CORPORATION II
(Exact name of registrant as specified in its charter)

545-7 Dogok-Dong, SoftForum B/D, 7th Floor, Gangnam-Gu, Seoul, South Korea 135-270
(82)(2) 575-0466
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
Warrants, each to purchase one share of Common Stock
Units, consisting of one share of Common Stock and one Warrant
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	❒
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	❒
Rule 15d-6	❒

Approximate number of holders of record as of the certification or notice date: 20 holders of shares of the Common Stock, 18 holders of the Warrants and 1 holder of record of the Units.

Pursuant to the requirements of the Securities Exchange Act of 1934 TREMISIS ENERGY ACQUISITION CORPORATION II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

December 8, 2009	By:	s/Sang-Chul Kim
Date		Sang-Chul Kim Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.